

March 12, 2014

Via E-mail
Teresa Stark
Chief Executive Officer
Stark Naked Bobbers
8650 Miramar Road
San Diego, California 92126

> **Re: Stark Naked Bobbers**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed February 26, 2014**
> **File No. 333-192468**

Dear Mrs. Stark:

     We have received your response to our prior comment letter to you dated February 14, 2013 and have the following additional comments.

General Information about the Company, page 3

1. In the second paragraph you disclose that Mrs. Stark does not have experience being responsible for the preparation of the various Exchange Act reports required to be filed by public companies. Please disclose how you intend to prepare such reports, including the resources to perform such, and any incremental costs you expect to incur for such resources. For example, disclose if you intend to hire staff experienced in preparing financial statements pursuant to Exchange Act requirements.

2. Please revise the first sentence of the paragraph on page 4 following the six enumerated items that only the net proceeds after offering expenses of $23,600 as disclosed on page 14 will be available for operations through the next 12 months.

3. On page 4 you state that the monthly burn rate of $1,430 that you have realized to date includes $6,000 for start up costs. You also state on page 4 that this monthly burn rate reflects the $5,000 of obligations for the 180 day period that the "raise" may take. Please clarify how the monthly burn rate reflects both of these amounts. Also conform the similar disclosure in this regard on page 12.

4. You state on page 4 that the cash you have available is sufficient to meet your obligations until you can initiate the "raise." Please clarify this statement since the disclosed cash on hand at February 25, 2014 is only $845 and the amount of the obligations disclosed is $5,000. Also conform the similar disclosure in this regard on page 37.

5. We note the statement that you anticipate completion of your initial raise prior to your next filing requirements. Please clarify what you mean by this sentence in terms of your "initial raise" and your next filing requirements.

6. Please also revise the second full paragraph on page 4 to state that there is no written commitment from Mrs. Stark to provide funds to the Company to further its business plans.

7. We note your response to our prior comment 4. Please revise to state when your current cash on hand will run out based on your current burn rate and assuming no additional capital is raised, including from this offering. In addition please continue to update your disclosure for the amount of cash on hand as of the most recently practicable date.

8. Please clarify what "costs of being public" referred to on page 4 consist of, and where in "use of proceeds" such costs are represented.

The Offering, page 6

9. The description of the "Use of Proceeds on page 7 should also refer to the payment of costs and expenses in connection with the offering as disclosed on page 14.

Risk Factors, page 8

The Company Does Not Carry … To Liability Claims, page 9

10. You should qualify the statement here in regard to the effect on the manufacturer's warranty that this is based on your belief. You should also state, if true, that there is no assurance that the warranty will not be affected. Please conform the similar disclosure on page 19 for this latter point.

Information with Respect to the Registrant, page 19

Product Development, page 19

11. If you are limited to only certain makes or models of motorcycles that you will be able to offer customized seats, handle bars, lights and fenders for, please clarify that here. We note you currently indicate that you will be able to offer these customized products for the most popular motorcycles.

12 Month Growth Strategy and Milestones, page 21

12. Please revise the first paragraph on page 22 that only the net proceeds after offering expenses of $23,600 as disclosed on page 14 will be available to sustain operations for the 12 month period.

Financial Statements, page 24

13. Pursuant to Rule 8-08 of Regulation S-X, please update the financial statements in the filing to include financial statements for an interim period ending within 135 days of the effective date of the filing, as appropriate. The financial statements presently included in the filing are current through March 14, 2014. In regard to any interim period financial statements that may be presented, such statements should include the cost of services performed by your officer during the period.

Management's Discussion and Analysis, page 34

Proposed Milestones to Implement Business Operations, page 35

14. In regard to the second sentence of the first paragraph, please clarify the costs associated with operating as a public company and what you are trying to convey by the statement that "management is responsible for the preparation of the required documents to keep the costs to a minimum."

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Harold P. Gewerter, Esq.